Exhibit 99.1

Transcript of Pre-Recorded Presentation Regarding the 2026 Annual Meeting of Stockholders

PMI 2026 Annual Stockholder Meeting Business Update Transcript

Richard Fang, Interim Chief Executive Officer:

Hello, everybody.

Welcome to the 2026 Annual Meeting.

[Slide]

Please take your time to read the Forward-Looking Statements and our disclaimer. They are all part of the proxy filing.

[Slide]

Today, Matt and Georgina will provide business updates and share information regarding product development and the business.

There have been quite a few changes to our management over the past couple of months, particularly a couple of weeks ago when I assumed the role of Interim Chief Executive Officer after Patrick left the position.

However, we continue to have a strong team. We remain committed to our mission, as you will see later in today's presentation regarding business operations and other company matters.

[Slide]

Today, we will cover updates on the business, product development, and the proposals that stockholders will be voting on.

As I mentioned, we remain committed to our mission and vision. Our mission has always been to develop a fully implantable artificial heart that can serve as an alternative to heart transplantation. That has been our mission since we began this journey in 2021, and it remains our mission today.

We have a strong team, and we have achieved encouraging results regarding our next-generation driver technology, which you will hear more about later in the presentation.

[Slide]

During the first quarter, we achieved 85% year-over-year revenue growth.

We also improved our gross margin by 28%.

U.S. revenue increased by 116%, representing the majority of the Company's product revenue.

We made significant progress in our driver technologies, including both our pneumatic platform and our fully implantable drive technology, which Matt will discuss in greater detail.

At the same time, we continue working with our partners to bring key manufacturing processes in-house to improve quality control and manufacturing capacity.

We also continue collaborating with our partners to improve gross margins and maintain a resilient supply chain.

[Slide]

Our current capitalization table is as follows:

We have total shares outstanding of slightly more than 92 million shares.

Outstanding warrants represent approximately 7.7 million shares.

Our equity incentive plan includes 18 million shares.

Accordingly, our fully diluted share count is slightly more than 118 million shares.

We have authorized 300 million shares of common stock and 30 million shares of preferred stock.

Additional information is available in the proxy filing.

[Slide]

I will now turn the presentation over to Matt to discuss manufacturing and product development.

Matt?

Matt, Product Development:

Thanks, Richard.

As we continue optimizing manufacturing, we remain focused on lowering manufacturing costs, reducing component obsolescence risk, and maintaining tighter control over key components.

[Slide]

With respect to development of our next-generation Total Artificial Heart platform, Emperor, we are developing a system designed to eliminate external pneumatic drivers altogether.

This represents a significant advancement in patient quality of life.

The system consists of the Emperor drive system and the SynCardia Total Artificial Heart ventricle.

We are not changing the blood-contacting surfaces of the pump. Rather, we are updating the drive system to eliminate the external drivers.

This approach preserves the surgical placement and physiologic performance of the current system while supporting internal power systems, wireless control, and transcutaneous energy transfer.

This is particularly exciting because we are already operating within the power consumption range necessary to enable energy transfer through the skin.

The system is intended to improve long-term patient mobility and overall quality of life.

Currently, we have three issued U.S. patents and one issued Chinese patent covering this technology, with multiple additional patent applications in progress.

[Slide]

Regarding our development roadmap:

During the remainder of 2026, we expect to submit an application for FDA Breakthrough Device designation.

We will continue our acute animal studies, which have demonstrated continued positive results.

We will also continue design iterations and reliability testing.

In 2027, we expect to reach design freeze and initiate Good Laboratory Practice (GLP) animal studies.

In 2028, we expect to complete verification and validation testing and submit an application for an FDA Investigational Device Exemption (IDE).

Finally, in 2029, we expect to initiate an early feasibility clinical study in the United States.

[Slide]

Georgina?

Georgina, Legal/Corporate:

Items for Stockholder Approval

Proposal One

Proposal One is the election of directors.

All four directors are nominated to serve one-year terms expiring at the 2027 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified.

The four director nominees are Dr. Joe Sha, Dr. Richard Fang, Van Van, and George Yay.

The composition of our Board reflects the Company's belief that multiple and varied points of view facilitate balanced and wide-ranging discussion in the boardroom and contribute to effective decision-making.

The Board unanimously recommends a vote FOR the election of each of these nominees.

Proposal Two

Proposal Two requests stockholder approval of an amendment to our Certificate of Incorporation that would authorize our Board of Directors, in its discretion, to effect a reverse stock split of our outstanding common stock at a ratio ranging from 1-for-15 to 1-for-50, with the exact ratio and timing to be determined by the Board.

The reverse stock split would reduce the number of outstanding shares of common stock while proportionately increasing the per-share trading price.

This proposal is intended to provide the Company with flexibility to assist in satisfying the continued listing requirements of the New York Stock Exchange.

Earlier this year, we received written notice from the New York Stock Exchange that the Company was not in compliance with Section 1003(a)(i), which requires listed companies to maintain stockholders' equity of at least $4 million if losses from continuing operations and/or net losses have been reported in three of the four most recent fiscal years.

On May 15, 2026, we received a second written notice from the New York Stock Exchange.

As required, we timely submitted a compliance plan outlining the steps we intend to take to regain compliance by November 8, 2027.

Proposal Three

Proposal Three requests approval of an amendment to the Company's Certificate of Incorporation creating a new class of Class B common stock consisting of 15 million authorized shares.

Each share of Class B common stock would be entitled to 20 votes per share on matters submitted to stockholders for approval.

The Board believes this amendment would provide additional flexibility in structuring future equity issuances, strategic transactions, and financing arrangements that may support the Company's long-term strategic objectives.

Please note that because Class B common stock would carry enhanced voting rights, any future issuance of Class B common stock could increase the relative voting power of holders of Class B common stock compared to holders of the Company's existing common stock.

[Slide]

Proposal Four

Proposal Four requests ratification of the appointment of MaloneBailey, LLP as the Company's independent registered public accounting firm for fiscal year 2026.

The Audit Committee has appointed MaloneBailey, LLP as the Company's independent registered public accounting firm for 2026, and the Board recommends that stockholders ratify that appointment.

Representatives of MaloneBailey are expected to attend the Annual Meeting virtually, will have an opportunity to make a statement, and will be available to respond to appropriate questions.

Audit fees for the fiscal years ended 2025 and 2024 were approximately $621,000 and $511,000, respectively.

Proposal Five

Proposal Five is an advisory vote to approve the compensation of our named executive officers.

Although this advisory vote is non-binding on the Company and the Board of Directors, we value the opinions of our stockholders and will consider the outcome of the vote when making future executive compensation decisions.

Proposal Six

Proposal Six is an advisory vote regarding the frequency of future advisory votes on executive compensation.

Our Board has determined that holding an advisory vote each year is the most appropriate approach for the Company and its stockholders.

In reaching this recommendation, the Board considered that annual advisory votes provide stockholders with timely and direct input regarding our executive compensation policies, programs, and practices.

[Slide]

As a reminder, our 2026 Annual Meeting of Stockholders will be held on July 17, 2026, at 6:00 p.m. Eastern Time.

A hyperlink to access the meeting will be included in the SEC filing and is also provided here.

There are three methods to vote.

You may vote via the Internet, by telephone, or during the Annual Meeting.

Mobile voting is also available for stockholders using a smartphone or tablet.

Thank you very much.